PELLEGRINO, LLC

303 West Lancaster Avenue, Suite 302 ` Wayne, PA  19087

TEL (856) 292-8331 ` FAX (856) 504-0202

mp@pell-law.com ` www.pell-law.com

Michael T. Pellegrino

Attorney at Law

Admitted in Pennsylvania

& New Jersey

April 15, 2021

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

            Re: Alpha Architect ETF Trust (the “Trust”)

Post-Effective Amendment No. 54 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

   File Nos. 333-195493, 811-22961

Dear Ms. Marquigny:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on February 5, 2021 with respect to the Amendment and the Trust’s series, the Freedom Day Dividend ETF (the “Fund”).

Comment 1.     Unless stated otherwise, comments applied to the same or related disclosure throughout the filing. Please reply in writing to each comment via EDGAR correspondence filed at least five days before the effective date or 485(b) filing to allow for Staff review and response, as necessary. Where a reply contemplates revised disclosure, include the proposed new language in the correspondence. If corresponding changes will not be made throughout the disclosure, please identify and explain any exceptions. Your response letter should also provide updated pages where required material information is missing or bracketed in the 485(a) (e.g., fee table and expense example figures).

Response:         The Trust hereby confirms that it will comply with the foregoing instructions.

Comment 2:     The Staff takes the position that the term “dividend” suggests a type of investment and requires an 80% policy with respect to investments in dividend paying securities. Accordingly, please add disclosure stating that the Fund will invest at 80% of its net assets in dividend-paying securities and indicate the means used to determine whether an investment satisfies the Fund’s criteria for a dividend-paying instrument (e.g., common or preferred shares of companies that paid dividends in the last year, have a history of paying consistent dividends, or where the sub-adviser or analyst believe are likely to pay dividends in the next year).

Ms. Rebecca Marquigny

April 15, 2021

Response:         The Fund’s investment strategy description has been supplemented to include 80% policy disclosure and the related criteria related thereto. Please refer to Appendix A: Updated Principal Investment Strategy Section for the clarifying language.

Comment 3.     We note that your investment objective is to seek dividend growth; however, it is unclear what aspects of your investment strategy are designed to target dividend growth. Please enhance your strategy to address the information and analysis the sub-adviser will consider when evaluating a company’s dividend growth prospects.

Response:         The Fund’s investment strategy description has been supplemented to address the foregoing.  Please refer to Appendix A: Updated Principal Investment Strategy Section for clarifying language.

Comment 4.     Please remove the second sentence to the preamble to the fee table as it is neither permitted nor required by Item 3 of Form N-1A.

Response:         The foregoing sentence has been removed.

Comment 5.     What is the difference between fundamental analysis and quantitative methods? Clarify and expand upon the metrics and information use for each. Also, please clarify how the sub-adviser combines these two concepts to determine its estimate of fundamental strength.

Response:         The Fund’s investment strategy description has been supplemented to address the foregoing.  Please refer to Appendix A: Updated Principal Investment Strategy Section for clarifying language.

Comment 6.     Please describe the criteria the sub-adviser considers to determine a security’s “intrinsic value” (e.g., the analysis employed, data inputs considered, etc.).

Response:         The Fund’s investment strategy description has been supplemented to address the foregoing.  Please refer to Appendix A: Updated Principal Investment Strategy Section for clarifying language.

Comment 7.     Generally, identify the quantitative factors that indicate a company has “potential for multiple dividend increases over time.” What does “over time” mean? (e.g., a year?, a month?, a decade?)?

Response:         The Fund’s investment strategy description has been supplemented to address the foregoing.  Please refer to Appendix A: Updated Principal Investment Strategy Section for clarifying language.

Comment 8.     Please clarify how the sub-adviser uses monthly investment score and ranking results to make decisions to sell or increase positions in particular investments in the Fund’s portfolio. How does the sub-adviser apply monthly data to investments that pay dividends on a less frequent schedule?

Response:         The Fund’s investment strategy description has been supplemented to address the foregoing.  Please refer to Appendix A: Updated Principal Investment Strategy Section for clarifying language.

Ms. Rebecca Marquigny

April 15, 2021

Comment 9.     A comparison of the Item 4 and Item 9 principal risks revealed certain inconsistencies. Specifically, there is no Item 4 risk summary corresponding to Cash & Cash Equivalents risk on page 8, and no parallel Item 9 discussion of the Investment Risk summarized on page 4. Please reconcile.

Response:         It has been determined Cash & Cash Equivalents risk is a non-principal risk for the Fund. The description of Cash & Cash Equivalents risk has been moved to the Fund’s statement of additional information. A description of Investment Risk has been added to Item 9.

Comment 10.   Given that dividend-focused investing may lag when markets are rising if the type of investment falls out of favor, the description of investment risk in inappropriately narrow. Please remove the limiting language indicating it applies only “during market downturns.”

Response:         The reference to “during market downturns” has been removed.

Comment 11.   In the corresponding Item 9 discussion for High Dividend Style Risk, clarify what the last sentence’s reference to “in certain market conditions” means.

Response:         The last sentence of the disclosure has been revised to read as follows: “Also, the market return of high dividend yield securities may be worse than the market return of other investment strategies or the overall stock market in certain market conditions, such as during strong bull markets that typically reward companies that reinvest capital and penalize companies that distribute capital to shareholders.”

Comment 12.   The fundamental policy disclosure on page 4 of the SAI states that “The Fund will not concentrate its investments in a particular industry or group of industries.” Please delete the related principal risk disclosures or, in your responsive EDGAR correspondence explain how this risk is consistent with a fundamental policy prohibiting concentration.

Response:         Concentration risk is not principal risk and it has been removed from the prospectus.

Comment 13.   In the Item 4 and Item 9 principal strategy disclosures, add a description of the Fund’s non-diversification strategy consistent with the expectation that the Fund will “hold securities of approximately 30-50 companies at any given time.” The disclosure also should explain what “non-diversified” means in Plain English (i.e., that the Fund can invest a lot in very few issuers) and its practical effect (i.e., a limited number of issuers means each one has a proportionally greater impact on the Fund’s returns).

Response:         It has been determined that the Fund will be a diversified company. The Fund’s prospectus and statement of additional information have been updated accordingly.

Comment 14.   While the Geopolitical/Natural Disaster Risks descriptions in Item 4 and Item 9 allude to the overall risks of the current COVID-19 pandemic, the disclosures do not provide any information about how COVID-19 risks and consequences may uniquely affect this particular Fund’s ability to achieve its objective. Is the sub-adviser adjusting strategy or risk mitigation considerations or data considerations

Ms. Rebecca Marquigny

April 15, 2021

                        to account for the impact on COVID-19 on dividend-paying ability? If so, does the sub-adviser distinguish and account for transitory and permanent changes to particular equity sectors in response to COVID-19 (e.g., health care, consumer staples, consumer discretionary, information technology, etc.)? How so? In light of your responses, please review the sub-adviser’s disclosures about investment selection/retention decisions, supplement the existing disclosure as needed, or, in your response letter, explain why no changers are appropriate.

Response:         The impact of COVID-19 may have a material impact on the Fund’s strategy and its returns; however, given that COVID has been a pandemic for almost a year, effective vaccinations have been developed and distributions efforts are underway efforts, it appears the worst of the pandemic may be behind us. Further, despite the impact of COVID, many companies continued to pay dividends. The Sub-Adviser would continue to use the same investment metrics and implement the Fund’s investment strategy in the same way.  Nonetheless, the following has been added to the Item 9 risk disclosures under “Geopolitical/Natural Disaster Risk”:

                        The respiratory illness COVID-19 caused by a novel coronavirus has resulted in a global pandemic and major disruption to economies and markets around the world, including the United States. Financial markets have experienced extreme volatility and severe losses, and trading in many instruments has been disrupted. Liquidity for many instruments has been greatly reduced for periods of time. Some interest rates are very low and in some cases yields are negative. Some sectors of the economy and individual issuers have experienced particularly large losses. For some companies, dividend payments have been delayed, reduced, or rescinded. These circumstances may continue for an extended period of time, and may affect adversely the value and liquidity of the Fund’s investments.

Comment 15.   In your response letter, please identify the benchmark index the Fund intends to show in the performance table. The Staff may have further questions.

Response:         The Fund intends to use Solactive GBS U.S. 1000 Index as its benchmark.

Comment 16.   With a view to risk disclosure, please tell us about Freedom Day Solutions’ experience running similar strategies, advising ETFs, and its AUM as of recent date. If the sub-adviser or its quantitative dividend models are new or use data in novel ways, please consider the need for enhanced risk disclosure as well.

Response:         Please note that the Sub-Adviser will act as a non-discretionary sub-adviser. As a result, the Adviser retains responsibility for trading, execution, and compliance oversight over the Sub-Adviser. Thus, the Adviser will provide a substantial amount of ETF advisory expertise and experience.

                        The Sub-Adviser is an SEC-registered investment adviser (since 2006), which currently manages over 900 accounts with $320M in AUM as of April 6, 2021. While the Sub-Adviser is new to the ETF industry, it has managed accounts using the strategy (or some variant thereof) for 15 years. No material differences to the strategy have been implemented since its inception.

Ms. Rebecca Marquigny

April 15, 2021

Comment 17.   Please expand the Item 9 description of non-diversification risk to provide more information about the potential consequences non-diversification poses for individual investors (e.g., an individual holding can have a more significant negative impact on the Fund’s share value).

Response:         As noted above, the Fund will be reclassified as a diversified company.

Comment 18.   Item 31, the referenced Form ADV had not been improperly incorporated by reference. Please correct this in the next amendment filed.

Response:         The foregoing will be corrected in the next amendment filed.

* * *

We believe that this information responds to all of your comments.  If you have any questions, please feel free to contact me at (856) 292-8331.

Sincerely,

/s/

Michael T. Pellegrino

Appendix A:

Updated Principal Investment Strategy Section

Freedom Day Dividend ETF

The Fund is an actively-managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing in equity securities that the Sub-Adviser (Freedom Day Solutions, LLC) believes have the potential to provide rising dividend income streams to the Fund over time.

Generally, the Sub-Adviser recommends investments using both fundamental analyses and quantitative methods. The Sub-Adviser analyzes the universe of equity securities trading on U.S. stock exchanges with market capitalizations generally above $1 billion. That is, the Fund will invest in large- and mid-capitalization companies.

The Sub-Adviser strives to identify dividend-paying companies with the potential for increasing dividend payments in the future. The Sub-Adviser first analyzes securities using a fundamental analysis, which seeks to measure the security’s intrinsic value as measured by price multiples, earnings ratios, and other measures of value relative to the price of the security. Thereafter, the Sub-Adviser uses quantitative metrics to seek to identify dividend-paying companies that have potential for multiple dividend increases over time. The Sub-Adviser will assess company metrics, such as dividend payment history (both short-term (trailing twelve months) and long-term (multiple-year periods)), free cash flow, dividend growth rate, and other technical factors to assess the likelihood of a candidate company’s ability to provide ongoing, and increasing, dividend payments. Using those techniques, the Sub-Adviser scores potential investments based on its estimate of their dividend strength. Using those scores, the Sub-Adviser ranks potential investments. In general, the Sub-Adviser evaluates potential candidates on a monthly basis. In addition, market movements or other factors may induce the Sub-Adviser to re-evaluate the Fund’s portfolio holdings more frequently. The Sub-Adviser generally assigns less weight to a company’s current dividend yield or declared dividends than the other factors noted above.

The Fund is generally expected to hold securities of approximately 30 to 50 companies at any given time. The Fund is not managed relative to a particular securities index or securities benchmark. Rather, Sub-Adviser makes investment recommendations based on the results of its research processes. During normal market conditions, the Fund’s portfolio will be comprised of securities ranked highest based on the Sub-Adviser’s assessment of their potential to generate increased levels of dividend payments over time.

Under normal circumstances, the Fund will invest at least 80% of its net assets, plus borrowings for investment purposes, in dividend-paying securities. The Fund’s 80% policy is non-fundamental and can be changed without shareholder approval. However, Fund shareholders would be given at least 60 days’ notice prior to any such change.